
02048918

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K


SEC MAIL PROCESSING
RECEIVED
2002
WASH, D.C.
154
SECTION

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the plan year ended December 31, 2001

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number
1-8739

P

Decelle, Inc.
Employees' 401 (k) Profit Sharing Plan
1830 Route 130
Burlington, New Jersey 08016

(Full title and address of plan)

Burlington Coat Factory Warehouse Corporation
1830 Route 130
Burlington, New Jersey 08016

(Name of issuer and address of principal executive offices of issuer)

SHAPIRO & LIEBERMAN
CERTIFIED PUBLIC ACCOUNTANTS
210 SYLVAN AVENUE
ENGLEWOOD CLIFFS, N.J. 07632-0998

CLARENCE SHAPIRO, C.P.A. (RETIRED)

JOSUE COICOU, C.P.A.
PINCUS LIEBERMAN, C.P.A.
W. DONALD MAURER, C.P.A.

(201) 871-8727
FID# 13-5637336
FAX (201) 871-8732

REPORT OF INDEPENDENT ACCOUNTANTS

To the Trustees of
Decelle, Inc. Employees'
401(K) Profit Sharing Plan

We were engaged to audit the accompanying statement of net assets available for plan benefits of the Decelle, Inc. Employees' 401(K) Profit Sharing Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for plan benefits and the supplemental schedule of assets held for investment purposes as of and for the years ended December 31, 2001 & 2000. These financial statements and schedule are the responsibility of the Plan's management.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements, and supplemental schedules were prepared on a modified cash basis of accounting which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in its net assets available for benefits for the year ended December 31, 2001, on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held at end of year as of December 31, 2001, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedure applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The schedule of Assets held for investment purposes that accompanies the Plan's financial statements does not disclose the historical cost of certain participants directed plan assets held by the Plan trustees. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974.

Englewood Cliffs, New Jersey
June 24, 2002



DECELLE, INC.
EMPLOYEES' 401 (K) PROFIT SHARING PLAN

Statement of Net Assets Available for Plan Benefits
(Modified Cash Basis)
December 31, 2001 and 2000

	2001	2000
ASSETS		
Investments, at Fair Value	$1,719,289	$1,913,469
Receivables:		
Employees' Elective Contributions	0	9,743
Employer's Matching Contributions	0	692
TOTAL ASSETS	1,719,289	1,923,904
Less: Liabilities	0	0
Net Assets Available for Plan Benefits	$1,719,289	$1,923,904

(See notes to financial statements)

DECELLE, INC.
EMPLOYEES' 401 (K) PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Plan Benefits
(Modified Cash Basis)
For the Twelve Months Ended December 31, 2001 and 2000

	2001	2000
Additions to Net Assets Attributed to:		
Investment Income:		
Investment Gain (Loss)	$ 15,296	$ (61,448)
Net Appreciation (Depreciation) in Fair Value of Investments	(118,472)	(1,558)
Interest Income	23,851	39,528
Cash Surrender Values	7,115	0
Total Investment Income (Loss)	(72,210)	$ (23,478)
Contributions:		
Employer Match	7,656	8,101
Employee Elective	107,454	106,361
Total Contributions	115,110	114,462
Total Additions	42,900	90,984
Deductions from Net Assets Attributed to:		
Benefit Payments or Payments to Provide Benefits Directly to Participants or Beneficiaries	225,407	160,703
Other	22,108	200
Total Deductions	247,515	160,903
Net Decrease	(204,615)	(69,919)
Net Assets Available for Plan Benefits:		
January 1, 2001	1,923,904	1,993,823
December 31, 2001	$1,719,289	$1,923,904

(See notes to financial statements)

Notes to Financial Statements
December 31, 2001

1) Description of Plan

The following brief description of the Decelle, Inc. Employees' Profit Sharing Plan (the "Plan") is provided for general information purposes only. For more complete information about the Plan's eligibility, vesting, withdrawal and benefit provisions, reference should be made to the summary plan description for the Plan.

The Plan is a voluntary investment and savings plan intended to provide participating employees ("Members") with additional retirement income. Active employees of Decelle, Inc. and certain of its affiliates (the "Company") are eligible to participate in the Plan after completing ninety days of continuous service during which the employee completes at least 250 hours or after one year of service. Participants are eligible to receive a matching contribution after one year of service.

The Company absorbs all of the administrative costs of the Plan. During Plan Year 2001, ING National Trust was appointed as Trustee. The Trustee is responsible for holding the assets of the Plan and providing record keeping and administrative services. Prior to ING National Trust's appointment as Trustee, record keeping and administrative services for the Plan were provided by Allmerica Financial. The Company has appointed certain employees of the Company to a committee which acts as the Plan Administrator.

Under the Plan, Members enter into salary reduction agreements with their employer and may contribute, within limitations specified by the Code, from 1% to 15% of covered pay. The Company may make a matching contribution as soon as practicable after the end of the Plan Year if the Member is employed on the last day of the Plan Year. Such contribution, if made, shall be in an amount determined by the Company in its sole discretion and may be made, in the sole discretion of the Company, in shares of common stock of the Company's parent company, Burlington Coat Factory Warehouse Corporation. The Company's matching contribution for Plan Years 2000 and 2001 was 10% of the Member's contribution, up to 5% of the Member's compensation. Members' salary reduction contributions are fully vested. Company matching contributions are 20% vested after three years of service and continue to vest an additional 20% each year, becoming fully vested after the member has completed seven years of service, or upon reaching age 65, or upon death or disability.

An employee, whether or not such employee has satisfied the service requirement to become a Member, is eligible to contribute any amount that qualifies as a rollover contribution (as defined in the Plan). Rollover contributions are not eligible for Company matching contributions.

2) Accounting Policies

Basis of Accounting

The Plan's financial statements have been prepared on the modified cash basis, under which transactions are recognized on a cash basis and investments are valued as described in Note 8. Employee contributions to the Plan are recognized when received from the Company, which funds the Plan on a current basis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Payment of Benefits

Benefits are recorded when paid.

3) Investment Funds

Members may direct their contributions to be invested in any of the following funds: Aetna Fixed Account, Aetna Bond Fund, Aetna Index Plus Large Cap Fund, Massachusetts Investors Growth Stock Fund, Aetna Small Company Fund, Oppenheimer Global Fund, Janus Balanced Fund, Aetna International Fund, INVESCO Dynamics Fund, MFS Capital Opportunities Fund, Pioneer Fund and Burlington Coat Stock Fund. If the Trustee does not receive direction from a participant, their account will be invested in the Aetna Fixed Fund or such other money market or fixed income fund as the Plan Committee designates. Contributions and investment balances can be reallocated on a daily basis.

Fund/Description

Aetna Fixed Account – Guarantees a minimum rate of compounded interest which, once credited, becomes part of the principal.

Aetna Bond Fund – Seeks to maximize total return, consistent with reasonable risk, through investments in a diversified portfolio consisting primarily of debt securities.

Aetna Index Plus Large Cap Fund – Seeks to outperform the total return performance of Standard & Poor's 500 Composite Index, while maintaining a market level of risk.

Massachusetts Investors Growth Stock Fund – Seeks to provide long-term growth of capital and future income by investing in stocks of companies believed to have better-than-average long-term growth potential and a future income.

Aetna Small Company Fund – Seeks growth of capital primarily through investment in a diversified portfolio of common stocks and securities convertible into common stocks of companies with smaller market capitalizations.

Oppenheimer Global Fund – Seeks capital appreciation by investing mainly in common stocks and other equity securities of companies of any nation throughout the world.

Janus Balanced Fund – Seeks long-term growth of capital, consistent with preservation of capital and balanced by current income.

Aetna International Fund – Seeks long-term capital growth primarily through investment in a diversified portfolio of common stocks principally traded in countries outside of the United States, without targeting any given level of current income.

INVESCO Dynamics Fund – Seeks appreciation of capital through aggressive investment in a variety of securities that are believed to present opportunities for capital enhancement.

MFS Capital Opportunities Fund – Seeks capital appreciation, with dividend income (if any) as a consideration incidental to this objective.

Pioneer Fund – Seeks reasonable income and capital growth by investing in equity securities, primarily of U.S. issuers.

Burlington Coat Stock Fund – Invests in common stock of Burlington Coat Factory Warehouse Corporation.

FUND NAME	NUMBER OF INVESTED ACCOUNTS
Aetna Fixed Account	79
Aetna Bond Fund	47
Aetna Index Plus Large Cap Fund	71
Massachusetts Investors Growth Stock Fund	121
Aetna Small Company Fund	--
Oppenheimer Global Fund	--
Janus Balanced Fund	28
Aetna International Fund	10
INVESCO Dynamics Fund	--
MFS Capital Opportunities Fund	28
Pioneer Fund	13
Burlington Coat Stock Fund	--

4) Member Loans

Members can borrow from their account and repay it through after-tax payroll deductions. Members may borrow from their accounts a minimum of $500 up to a maximum equal to the lesser of $50,000 (less the highest outstanding balance on any plan loan during the preceding twelve months) or 50% of their vested account balance. Loan transactions are treated as transfers between the investment funds and the loan fund. Loan terms range generally from one to five years, or twenty years if the purpose of the loan is to enable a Member to purchase a primary residence. The loans are due and payable 30 days following termination of employment, or earlier in certain circumstances. The loans are secured by the balance in the Member's account and bear interest at a commercially reasonable rate.

5) Non-Vested Employer Contributions

Forfeitures of non-vested Company matching contributions and Profit Sharing contributions are applied toward future Company matching contributions.

There were no forfeitures of non-vested Company matching contributions for the year ended December 31, 2001.

6) Plan Termination

Although it has not expressed any intention to do so, the Company has the right to terminate the Plan or discontinue contributions at any time. Upon termination or discontinuance of contributions, each Member's account will become vested.

7) Distributions

The Plan provides for the distribution of a Member's account balance upon retirement, death, disability, termination of employment or attainment of age 59-1/2. In addition, Members who have a proven financial hardship may elect to withdraw a portion of their account balance. Distributions are made in a lump sum payment. Distributions from the Company Common Stock Fund of the Plan are made in cash or in stock, at the election of the Member.

8) Investment Valuation and Income Recognition

Significant policies related to investments are summarized below:

The fair value of investments in the Company's common stock is based upon published quotations. The investment of Company stock is then recorded on a unitized basis. Contributions to the Employer Stock Account are invested primarily in common stock with a relatively small cash component maintained to help simplify transactions.

The fair value of investments in common trust funds and mutual funds is determined by the Trustee or custodian of those funds on the basis of the fair values of the underlying net assets.

Net appreciation (depreciation) in fair value of investment represent increases or decreases in value resulting from realized and unrealized gains and losses.

The Member loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

9) Statement of changes in net assets available for plan benefits by fund:

Decelle,Inc.
Decelle, Inc. Employees 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan
December 31,2001

	allmerica growth stock fund	allmerica diversified bond fund	allmerica money mkt fund	allmerica indexed stock fund
shares/units-end of period				
shares/unit price-end of period				
net assets at beginning of year	405,660	29,796	32,226	304,690
transfers from previous trustee				
contributions employees	20,946	1,445	2,472	11,403
contributions employer	1,459	136	220	832
gain/(loss) on investments	(96,453)	2,251	1,447	(65,737)
increase in cash surrender value	0	0	0	0
dividends/ earnings	0	0	0	0
interest income	0	0	0	0
other	0	0	0	0
transfers	0	0	0	0
loans principal	630	(140)	421	5,378
loan interest	0	0	0	0
distributions	(63,305)	(1,035)	0	(58,481)
forfeitures	0	0	0	0
transferred to new trustee	(268,937)	(32,455)	(36,786)	(198,086)
net assets at end of year	0	0	(0)	0

Decelle,Inc.
Decelle, Inc. Employees 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan
December 31,2001

	allmerica gov't securities fund	allmerica balanced fund	allmerica int'l equity fund	allmerica advisor equity growth fund
shares/units-end of period				
shares/unit price-end of period				
net assets at beginning of year	49,170	149,858	3,560	57,749
transfers from previous trustee				
contributions employees	2,657	7,844	1,325	11,339
contributions employer	181	468	123	862
gain/(loss) on investments	3,743	(14,269)	(1,314)	(21,789)
increase in cash surrender value	0	0	0	0
dividends/ earnings	0	0	0	0
interest income	0	0	0	0
other	0	0	0	0
transfers	0	0	0	0
loans principal	140	5,642	0	2,420
loan interest	0	0	0	0
distributions	(359)	0	0	(897)
forfeitures	0	0	0	0
transferred to new trustee	(55,532)	(149,542)	(3,694)	(49,685)
net assets at end of year	(0)	0	0	(0)

Decelle,Inc.
Decelle, Inc. Employees 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan
December 31,2001

	allmerica	allmerica	allmerica	allmerica
	advisor equity income fund	advisor high yield fund	fixed interest funds	cash value insurance fund
shares/units-end of period				
shares/unit price-end of period				
net assets at beginning of year	36,577	7,654	759,414	33,150
transfers from previous trustee				
contributions employees	2,586	2,438	11,917	0
contributions employer	238	148	804	0
gain/(loss) on investments	(5,501)	(783)	0	0
increase in cash surrender value	0	0	0	0
dividends/ earnings	0	0	0	0
interest income	0	0	23,312	0
other	0	0	(3,657)	0
transfers	0	0	0	0
loans principal	2,305	0	(1,447)	0
loan interest	0	0	0	0
distributions	(2,077)	(550)	(87,641)	0
forfeitures	0	0	0	0
transferred to new trustee	(34,128)	(8,907)	(702,703)	(33,150)
net assets at end of year	0	0	(0)	(0)

Decelle,Inc.
Decelle, Inc. Employees 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan
December 31,2001

	allmerica	allmerica		ING
	forfeiture acct	loan fund	other assets	aetna fixed account
shares/units-end of period				
shares/unit price-end of period				
net assets at beginning of year	875	43,089	10,435	0
transfers from previous trustee				795,935
contributions employees	0			7,216
contributions employer	0	0		504
gain/(loss) on investments	40	0	5,360	0
increase in cash surrender value	0	0		0
dividends/ earnings	0	0		11,100
interest income	0	0		0
other	0	(2,656)	(15,795)	0
transfers	0	0		0
loans principal	0	(15,350)		153
loan interest	0	0		26
distributions	0	0		(2,109)
forfeitures	0	0		0
transferred to new trustee	(914)	(25,084)		
net assets at end of year	(0)	(0)	0	812,824

Decelle,Inc.
Decelle, Inc. Employees 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan
December 31,2001

	ING ING bond fund	ING ING index plus large cap fund	ING ING int'l growth fund	ING pioneer fund
shares/units-end of period	4,184.170000	14,762.261000	602.330000	1,002.332000
shares/unit price-end of period	10.290000	14.620000	7.760000	38.910000
net assets at beginning of year	0	0	0	0
transfers from previous trustee	41,362	198,086	3,694	34,128
contributions employees	1,879	4,241	449	1,299
contributions employer	129	313	41	114
gain/(loss) on investments	(1,359)	15,734	489	2,937
increase in cash surrender value	0	0	0	0
dividends/ earnings	1,436	1,367	0	341
interest income	0	0	0	0
other	0	0	0	0
transfers	0	0	0	0
loans principal	10	471	0	146
loan interest	19	125	0	36
distributions	(420)	(4,513)	0	0
forfeitures	0	0	0	0
transferred to new trustee				
net assets at end of year	43,055	215,824	4,674	39,001

Decelle,Inc.
Decelle, Inc. Employees 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Plan
December 31,2001

	ING janus fund	ING massachusetts investors fund	ING MFS capital oppurtunies fd	ING loan fund
shares/units-end of period	8,173.680000	24,477.509000	4,781.020000	
shares/unit price-end of period	19.630000	12.890000	13.430000	
net assets at beginning of year	0	0	0	0
transfers from previous trustee	149,542	268,937	49,685	25,084
contributions employees	3,218	8,342	4,439	0
contributions employer	193	582	309	0
gain/(loss) on investments	6,218	40,920	9,594	0
increase in cash surrender value	0	0	0	0
dividends/ earnings	1,052	0	0	0
interest income	0	0	0	0
other	0	0	0	0
transfers	0	0	0	0
loans principal	161	525	146	(1,611)
loan interest	65	231	36	0
distributions	0	(4,020)	0	0
forfeitures	0	0	0	0
transferred to new trustee				
net assets at end of year	160,449	315,515	64,209	23,473

Decelle,Inc.
Decelle, Inc. *Employees 401(k) Profit Sharing Plan*
Statement of Changes in Net Assets Available for Plan
December 31,2001

	ING cash value insurance fund	total
shares/units-end of period		
shares/unit price-end of period		
net assets at beginning of year	0	1,923,904
transfers from previous trustee	33,150	1,599,602
contributions employees	0	107,454
contributions employer	0	7,656
gain/(loss) on investments	0	(118,472)
increase in cash surrender value	7,115	7,115
dividends/ earnings	0	15,296
interest income	0	23,312
other	0	(22,107)
transfers	0	0
loans principal	0	0
loan interest	0	539
distributions	0	(225,407)
forfeitures	0	0
transferred to new trustee		(1,599,602)
net assets at end of year	40,265	1,719,289

10) Income Taxes

The Company received a tax determination letter dated September 27, 1993, from the Internal Revenue Service stating that the Plan, in form, meets the requirements of Section 401(a) of the Code. The trust created under the Plan is therefore exempt from Federal income taxes under provisions of Section 501(a) of the Code. As of the date of this report, the Company believes that the Plan and its related trust continue to qualify under the provisions of Sections 401(a) and 501(a) of the Code. Application for a determination, pursuant to Revenue Procedure 2002-6, was made on February 15, 2002 for the Plan as amended and restated effective January 1, 2001 (with certain other effective dates as noted thereein).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Decelle, Inc.
Employees' 401 (K) Profit Sharing Plan



Robert L. LaPenta, Jr.
Vice President-Corporate Controller and
Chief Accounting Officer

Date: July 10, 2002

EXHIBIT 23

SHAPIRO & LIEBERMAN
CERTIFIED PUBLIC ACCOUNTANTS
210 SYLVAN AVENUE
ENGLEWOOD CLIFFS, N.J. 07632-0998

CLARENCE SHAPIRO, C.P.A. (RETIRED)

JOSUE COIÇOU, C.P.A.
PINCUS LIEBERMAN, C.P.A.
W. DONALD MAURER, C.P.A.

(201) 871-8727
FID# 13-5637336
FAX (201) 871-8732

INDEPENDENT AUDITORS CONSENT

We consent to incorporation by reference in the Registration Statement on Form S-8 (No. 333-74244) with respect to the Decelle, Inc. 401(k) Profit Sharing Plan (the "Plan") of our report dated June 24, 2002, relating to the statements of net assets available for plan benefits of the Plan as of December 31, 2001, and the related statements of changes in net assets available for plan benefits for the years then ended, which report appears in this Form 11-K for the year ended December 31, 2001.



Shapiro & Lieberman Certified Public Accountants
Englewood Cliffs, New Jersey
June 26, 2002